Exhibit 99.1

eHi Car Services Announces Third Quarter 2015 Results

Net revenues increased 78.9% year-over-year

SHANGHAI, November 18, 2015 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•                  Net revenues increased by 78.9% year-over-year to RMB393.8 million (US$62.0 million1) for the third quarter of 2015 from RMB220.1 million for the third quarter of 2014.

	Three months ended September 30,		Year-Over-Year
(RMB ‘000)	2014	2015	Comparison
Car rentals	155,512	300,700	93.4%
Car services	64,603	93,080	44.1%
Total Net Revenues	220,115	393,780	78.9%

•                  Non-GAAP adjusted EBITDA2 increased by 116.4% year-over-year to RMB165.3 million (US$26.0 million) for the third quarter of 2015 from RMB76.4 million for the third quarter of 2014.

•                  Non-GAAP adjusted EBITDA margin3 was 42.0% for the third quarter of 2015, compared with 34.7% for the third quarter of 2014.

•                  Net income for the third quarter of 2015 was RMB6.0 million (US$1.0 million), compared with a net loss of RMB26.9 million for the third quarter of 2014.

•                  Average available fleet size4 increased by 73.6% year-over-year to 28,499 vehicles for the third quarter of 2015 from 16,419 vehicles for the third quarter of 2014. As of September 30, 2015, total period-end fleet size5 was 35,107 vehicles.

•                  Total fleet RevPAC6 increased to RMB150 for the third quarter of 2015 from RMB146 for the third quarter of 2014.

•                  Fleet utilization rate7 for car rentals was 73.8% for the third quarter of 2015, compared with 70.3% for the third quarter of 2014.

1  The Company’s business is conducted in China and substantially all of its revenues are denominated in Renminbi (RMB). However, this earnings announcement contains translations of RMB amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.3556 to US$1.00, the effective noon buying rate as of September 30, 2015 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2  Non-GAAP adjusted EBITDA is defined as net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3  Non-GAAP adjusted EBITDA margin is defined as the percentage of Non-GAAP adjusted EBITDA of the net revenues.

4  “Average available fleet size” is calculated by dividing the aggregate number of days in which the Company’s fleet was in operation during a given period by the total number of days during the same period. In determining the size of the Company’s fleet in operation, eHi includes all vehicles in its car rentals and car services fleets except for vehicles that have been written off in accordance with its accounting policy and vehicles that have not been consistently made available for rent and that which it may consider to dispose when appropriate opportunities arise.

5   “Period-end fleet size” refers to the aggregate number of vehicles in the Company’s car rentals and car services fleets as of the last day of a given period to which the Company holds legal title, including vehicles that the Company has written off in accordance with its accounting policy and vehicles that are currently missing but have not been written off.

6  “RevPAC” refers to average daily net revenue per available car, which is calculated by dividing the net revenues during a given period by the aggregate number of days in which the Company’s fleet was in operation during the same period.

7  “Fleet utilization rate” refers to the aggregate transaction days for the Company’s car rental fleet during a given period divided by the aggregate days the car rental fleet was in operation during the same period.

Mr. Ray Zhang, eHi’s Chairman and Chief Executive Officer, said, “Our third quarter results were driven by the solid advancement in our car rentals and car services businesses, our established reputation for quality and service, and economies of scale. During the third quarter, we continued to expand our national footprint and fleet size per store, strengthen partnerships with corporations and government agencies, while managing our operations more efficiently. Looking ahead, our strategy will remain focused on fleet expansion, operating efficiency improvement, technology innovation and customer experience enhancement to achieve sustainable long-term growth.”

“Today is the one-year anniversary of our listing as a public company on the New York Stock Exchange. We have made significant progress and achieved multiple milestones in the past year. I would like to thank our customers for their loyalty and support, our employees for their dedication and contributions, and our shareholders and partners for their understanding and patience. We look forward to maximizing shareholder value and embracing a bright future by continued successful execution of our growth plan for the years to come,” Mr. Zhang concluded.

Mr. Colin Sung, eHi’s Chief Financial Officer, said, “We maintained healthy growth momentum across the board in the third quarter with top line increasing by 78.9% year-over-year and achieving bottom line profitability. While we continued to advance the core areas of our business through our growth initiatives, we are also taking prudent steps to improve our cost structure, resulting in the improvement in non-GAAP adjusted EBITDA margin in the third quarter. With our sound balance sheet, sufficient capital and access to additional financing opportunities, we remain confident in our long-term growth prospects.”

Third Quarter 2015 Financial Results

Net revenues for the third quarter of 2015 were RMB393.8 million (US$62.0 million), up 78.9% year-over-year, which was attributable to increases in net revenues from both car rentals and car services.

Net revenues from car rentals for the third quarter of 2015 were RMB300.7 million (US$47.3 million), up 93.4% year-over-year, primarily driven by increases in the Company’s average available fleet size and RevPAC for car rentals.

Net revenues from car services for the third quarter of 2015 were RMB93.1 million (US$14.6 million), up 44.1% year-over-year, primarily driven by increases in the Company’s average available fleet size for car services, as well as increased demand from the Company’s corporate and individual clients.

Vehicle operating expenses for the third quarter of 2015 were RMB303.7 million (US$47.8 million), up 66.0% year-over-year, primarily due to increases in depreciation, labor and vehicle insurance costs.

The Company disposed of 636 used vehicles during the third quarter of 2015 through various sales channels and recorded a gain of RMB1.1 million (US$0.2 million). The gain was recognized as an adjustment to the vehicle-related depreciation expense as part of the Company’s vehicle operating expenses. During the third quarter of 2014, the Company disposed of 466 used vehicles and recorded a loss of RMB0.3 million.

Selling, general and administrative expenses for the third quarter of 2015 were RMB61.2 million (US$9.6 million), up 44.6% year-over-year, primarily due to increases in employee-related costs such as salaries and welfare expenses as a result of increases in the number of employees, and to a lesser extent, due to increases in channel promotion fees.

Profit from operations for the third quarter of 2015 was RMB34.3 million (US$5.4 million), compared with loss from operations of RMB5.0 million for the third quarter of 2014.

Net income for the third quarter of 2015 was RMB6.0 million (US$1.0 million), compared with a net loss of RMB26.9 million for the third quarter of 2014.

Basic and diluted earnings per ADS for the third quarter of 2015 were RMB0.09 (US$0.01) each, compared with basic and diluted loss per ADS of RMB33.15 each for the third quarter of 2014.

Non-GAAP adjusted EBITDA for the third quarter of 2015 was RMB165.3 million (US$26.0 million), up 116.4% year-over-year, mainly due to the continued increase in average available fleet size.

Non-GAAP adjusted EBITDA margin for the third quarter of 2015 was 42.0%, compared with 34.7% for the third quarter of 2014.

As of September 30, 2015, the Company’s cash, cash equivalents and restricted cash totaled RMB1.8 billion (US$281.6 million).

Outlook

The Company estimates that its fiscal year 2015 net revenues will be approximately RMB1.5 billion, which would represent an increase of approximately 76% from RMB851.2 million in 2014. The Company estimates that its total period-end fleet size as of December 31, 2015 will reach approximately 38,000 vehicles, which would represent an increase of approximately 92% from 19,746 vehicles as of December 31, 2014. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 18, 2015 (9:00 PM Beijing/Hong Kong time on November 18, 2015).

Dial-in details for the earnings conference call are as follows:

United States (toll free): 1-888-346-8982

International: 1-412-902-4272

Hong Kong (toll free): 800-905-945

Hong Kong: 852-3018-4992

China: 400-120-1203

Participants should call in at least 5 minutes before the scheduled start time and ask to be connected to the “eHi Car Services call.”

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eHi’s website at http://ir.ehi.com.cn.

A replay of the conference call will be accessible by phone at the following numbers until November 25, 2015:

United States (toll free): 1-877-344-7529

International: 1-412-317-0088

Replay Access Code: 10076132

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is China’s No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn/.

About Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted EBITDA as a non-GAAP financial measure. Adjusted EBITDA represents net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. The Company’s management believes that adjusted EBITDA facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using adjusted EBITDA is that adjusted EBITDA excludes depreciation and amortization, share-based compensation, interest expenses, interest income and provision for income taxes that have been and will continue to be significant recurring portions of the Company’s business for the foreseeable future.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. eHi may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about eHi’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: eHi’s goals and strategies; its future business development, financial condition and results of operations; its ability to achieve and sustain profitability; its heavy reliance on its proprietary technology platform; its ability to compete successfully against current and future competitors; its ability to sustain its growth rates and manage its expansion plan; its ability to dispose used vehicles at desirable prices or timing or through appropriate channels; its ability to raise sufficient capital to fund and expand its operations at a reasonable cost; various government policies on automobile control and purchase restrictions in certain Chinese cities; its ability to enhance its brand recognition and maintain a high level of customer satisfaction; its ability to control the losses resulting from customer violation of traffic rules; and its ability to obtain all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and eHi does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-Mail: ir@ehic.com.cn

The Piacente Group, Inc.

Mr. Don Markley

Tel: +1-212-481-2050

E-Mail: ehi@thepiacentegroup.com

eHi Car Services Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited

ASSETS

Current assets:
Cash and cash equivalents	926,207,744	1,378,191,256	216,846,758
Restricted cash	192,758,072	411,544,000	64,752,974
Accounts receivable, net	111,885,971	145,274,452	22,857,708
Prepayments and other current assets	195,605,733	317,773,216	49,998,933
Total current assets	1,426,457,520	2,252,782,924	354,456,373

Cost method investment	152,975,000	—	—
Property and equipment, net	1,940,047,599	3,619,246,486	569,457,877
Intangible assets	38,246,326	45,294,078	7,126,641
Vehicle purchase deposits	174,184,628	75,380,873	11,860,544
Other non-current assets	23,728,439	27,190,813	4,278,245
Total assets	3,755,639,512	6,019,895,174	947,179,680

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	5,487,316	116,951,908	18,401,395
Accrued expenses and other current liabilities	127,913,033	152,755,631	24,034,808
Income tax payable	2,095,273	87,804,489	13,815,295
Short-term borrowings	540,519,348	851,139,111	133,919,553
Total current liabilities	676,014,970	1,208,651,139	190,171,051

Long-term borrowings	713,232,869	874,472,455	137,590,858
Other non-current liabilities	—	1,400,000	220,278
Total liabilities	1,389,247,839	2,084,523,594	327,982,187

Shareholders’ equity
Common shares	727,825	866,013	136,260
Additional paid-in capital	3,621,645,725	4,428,380,300	696,768,252
Accumulated other comprehensive income	1,144,629	54,567,052	8,585,665
Accumulated deficits	(1,257,126,506)	(548,441,785)	(86,292,684)
Total shareholders’ equity	2,366,391,673	3,935,371,580	619,197,493
Total liabilities and shareholders’ equity	3,755,639,512	6,019,895,174	947,179,680

eHi Car Services Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2014	2015	2015	2014	2015
	RMB	RMB	USD	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net revenues:
Car rentals	155,511,911	300,700,336	47,312,659	423,064,011	779,070,657
Car services	64,603,059	93,079,632	14,645,294	181,589,190	250,087,845
Total net revenues	220,114,970	393,779,968	61,957,953	604,653,201	1,029,158,502

Vehicle operating expenses	(182,990,832)	(303,707,282)	(47,785,777)	(499,003,676)	(818,556,937)
Selling and marketing expenses	(8,104,945)	(15,694,495)	(2,469,396)	(24,131,658)	(39,853,995)
General and administrative expenses	(34,237,455)	(45,528,982)	(7,163,601)	(90,201,101)	(127,320,622)
Other operating income	193,721	5,475,372	861,504	12,875,416	7,862,113
Total operating expenses	(225,139,511)	(359,455,387)	(56,557,270)	(600,461,019)	(977,869,441)
Profit/(loss) from operations	(5,024,541)	34,324,581	5,400,683	4,192,182	51,289,061

Interest income	201,453	572,788	90,123	3,032,809	1,843,965
Interest expense	(21,424,821)	(31,010,270)	(4,879,204)	(52,378,641)	(86,985,661)
Gains from waiver of warrants	—	—	—	—	16,869,935
Gains from sale of cost method investment	—	—	—	—	803,059,728
Other income/(expense), net	(146,664)	2,980,438	468,947	(542,471)	9,280,208
Income/(loss) before income taxes	(26,394,573)	6,867,537	1,080,549	(45,696,121)	795,357,236
Provision for income taxes	(545,068)	(827,299)	(130,169)	(1,929,369)	(86,672,515)
Net income/(loss)	(26,939,641)	6,040,238	950,380	(47,625,490)	708,684,721
Accretion on Series A convertible redeemable preferred shares to redemption value	(19,702)	—	—	(59,088)	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(979,249)	—	—	(2,928,413)	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(21,899,343)	—	—	(63,469,688)	—
Accretion on Series D convertible redeemable preferred shares to redemption value	(14,949,715)	—	—	(43,274,527)	—
Accretion on Series E convertible redeemable preferred shares to redemption value	(29,774,326)	—	—	(81,056,418)	—
Accretion on Class A convertible redeemable preferred shares to redemption value	(6,493,511)	—	—	(19,080,808)	—
Net income/(loss) attributable to common shareholders	(101,055,487)	6,040,238	950,380	(257,494,432)	708,684,721

Net income/(loss)	(26,939,641)	6,040,238	950,380	(47,625,490)	708,684,721
Changes in cumulative foreign currency translation adjustment, net of tax of nil	(598,704)	53,567,007	8,428,317	140,448	53,422,423
Comprehensive income/(loss)	(27,538,345)	59,607,245	9,378,697	(47,485,042)	762,107,144

Weighted average number of common shares used in computing net income/(loss) per share
Basic	6,096,842	136,598,332	136,598,332	6,096,842	123,368,430
Diluted	6,096,842	138,760,460	138,760,460	6,096,842	125,568,477

Net income/(loss) per share attributable to common shareholders
Basic	(16.58)	0.04	0.01	(42.23)	5.74
Diluted	(16.58)	0.04	0.01	(42.23)	5.64

Earnings/(loss) per ADS*
Basic	(33.15)	0.09	0.01	(84.47)	11.49
Diluted	(33.15)	0.09	0.01	(84.47)	11.29

* Each ADS represents two Class A common shares

eHi Car Services Limited
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2014	2015	2015	2014	2015
	RMB	RMB	USD	RMB	RMB
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net Income/(Loss)	(26,939,641)	6,040,238	950,380	(47,625,490)	708,684,721
Add / (subtract):
Depreciation and amortization	74,668,223	124,517,370	19,591,757	196,615,912	336,762,058
Share-based compensation	6,899,965	3,498,581	550,472	9,161,273	9,665,155
Interest income	(201,453)	(572,788)	(90,123)	(3,032,809)	(1,843,965)
Interest expense	21,424,821	31,010,270	4,879,204	52,378,641	86,985,661
Provision for income taxes	545,068	827,299	130,169	1,929,369	86,672,515
Gains from waiver of warrants	—	—	—	—	(16,869,935)
Gains from sale of cost method investment	—	—	—	—	(803,059,728)
Adjusted EBITDA	76,396,983	165,320,970	26,011,859	209,426,896	406,996,482